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EXHIBITS

        Exhibit 99.1 Press Release

MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7A9 Tel (905) 713-6322 Fax (905) 713-6332

PRESS RELEASE

MI DEVELOPMENTS ANNUAL AND SPECIAL MEETING
TO BE HELD MAY 4, 2005

February 7, 2005, Aurora, Ontario, Canada — MI Developments Inc. (TSX: MIM.SV.A, MIM.MV.B; NYSE: MIM) today announced that it has called an annual and special meeting of shareholders to be held on May 4, 2005 and has set a record date of March 16, 2005 for the determination of shareholders entitled to notice of the meeting. In addition to customary annual meeting matters, the matters described in the requisition by Greenlight Capital, Inc. concerning the disposition of MID's 59% equity stake in Magna Entertainment Corp. and the conversion of MID to a real estate investment trust will also be put to MID shareholders for a vote.

The Greenlight matters are being considered by a Special Committee of independent directors of MID comprised of Philip Fricke, Manfred Jakszus and Douglas Young (Chairman), each of whom has been determined by the MID Board of Directors to be independent of Magna Entertainment Corp., MID Management and MID's controlling shareholder, Frank Stronach. The Special Committee has retained Goodmans LLP as its independent legal advisor and CIBC World Markets Inc. as its independent financial advisor. The recommendations of the Special Committee and the MID Board of Directors with respect to the Greenlight matters will be set out in the management information circular that will be mailed to the MID shareholders in advance of the meeting.

About MID

MID is a real estate operating company engaged in the ownership, development, management, leasing and acquisition of industrial and commercial real estate properties located in North America and Europe. Virtually all of our income-producing properties are currently under lease to Magna International Inc. and its subsidiaries. MID also holds a controlling investment in MEC, North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets.

For further information about this press release, please contact Doug Tatters at 905-726-7507.

Forward-Looking Statements

The contents of this press release may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding MID's future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing. In this press release we use words such as "will" and similar words to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management's good faith belief with respect to future events and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond MID's control. MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

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